UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                      Registration Statement on Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                           COMSTOCK COAL COMPANY, INC.
                            ------------------------
           (Name of Small Business Issuer as specified in its charter)


               UTAH                                     87-0627421
            ----------                            ------------------------
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

                            5525 South 900 East, #110
                           Salt Lake City, Utah 84117
                     ---------------------------------------
                     (Address of Principal Executive Office)

Issuer's Telephone Number, including Area Code:  (801) 262-8844

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class                               Name of each exchange on which
to be registered                                    each class is to registered

      NONE                                                      NONE

Securities registered pursuant to Section 12(g) of the Exchange Act:

$0.001 Par Value Common Voting Stock
------------------------------------
Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

PART  I.


Item 1.  Description of Business.
--------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

     Comstock Coal Company, Inc. (the "Company") was organized under the laws of the State of Utah on July 28, 1977, to own, mine, sell, lease or otherwise deal with coal and other mineral and natural resources and all matters related or ancillary thereto and to do all things and engage in all lawfull transactions which a corporation organized under the laws of the State of Utah might do or engage in, even though not expressly stated therein.

     The Company's initial authorized capital was $50,000.00 consisting of 1,000,000 shares of Five Cent ($0.05) par value common voting stock. A copy of the Company's initial Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III, Item 1.

     On April 30, 1999, the Articles of Incorporation were amended to reflect a 10 to 1 reverse split. A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See
Part III, Item 1.

     On August 3, 1999, the Articles of Incorporation were amended to reflect a an increase in the authorized shares of common stock to 100,000,000 from 1,000,000 with the par value changing from ($0.05) to ($0.001). A copy of the Articles of Amendment to the Articles of Incorporation is attached hereto and is incorporated herein by reference. See Part III,Item 1.

     On April 6, 1999 the Company was reinstated with the State of Utah after being involuntarily dissolved on March 31, 1986 for failure to file an annual report.


     Material Changes of Control Since Inception and Related Business History
     ------------------------------------------------------------------------

     In 1977, the Company commenced the offer and sale to the public of 566,000 shares of its common voting stock at a price of $0.10 per share. The offering was subsequently completed in 1977.

     Until 1980, the Company owned real-estate for the purposes of developing it for mineral, mining and natural resource value. These operations proved unsuccessful and the Company has engaged in no other operations since such time.

     The Company currently has four beneficial holders, who collectively own 90% of its outstanding common stock; James Doolin, Shane Thueson, Jason Jenson and Jenson Services, Inc. a Utah corporation (hereinafter "Jenson Services"). See the caption "Security Ownership of Certain Beneficial Owners and Management,"
Item 4.

     On December 15, 1998, Clark R. Powell, the Company's President and sole remaining director designated James Doolin as President and a director. On December 16, 1998, Mr. Doolin appointed Shane Thueson as Vice President and a director and Jason Jenson as Secretary and a director. These persons will serve in these capacities until the next annual meeting of the stockholders and directors of the Company and until their successors are elected and qualified or until their prior resignations or terminations. Information regarding these person is contained in Item 5.

Sales of "Unregistered" and "Restricted" Securities Over the Past Three
Years
-----

     On April 30, 1999, the Company issued 391,300 shares to Jenson Services in consideration of the payment of $300 of expenses incurred on behalf of the Company. On July 27, 1999, 91,300 of these shares were canceled due to exceeding the authorized shares.

     On April 30, 1999, the Company issued 200,000 shares to each of it three current officers and directors, for a total of 600,000 shares. These shares were in consideration of services rendered. See Item 4.

Business.
---------

     Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over ten years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has no assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration to acquire the venture. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company makes no assurance that any future enterprise will be profitable or successful.

     The auditor's discussion on the Company's liquidity in its report on the Company's audited financial statements, is as follows: "However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses."

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ"), an issuer must have such securities registered under the Securities and Exchange Act of 1934, as amended (the "1934 Act"). Upon the effective date of this Registration Statement, the Company's common stock will become registered for purposes of the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction. To the extent that management deems it advisable or necessary to maintain a quotation of its common stock on any securities market, the Company will voluntarily file periodic reports in the event its obligation to file such reports is terminated under the 1934 Act. Further, the National Association of Securities Dealers, Inc. (the "NASD") requires that all "non-reporting" companies whose shares of common stock are quoted on the NASD's OTC Bulletin Board be dropped.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

        The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest; a transaction of this type would create a conflict of interest for such a person. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Any finder's fee would be negotiated once a prospective merger candidate has been identified. Typically, a finder's fee is based upon a percentage, ranging from 5% to 15% of the fees described above.

     None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     Auditor's Going Concern Opinion
     -------------------------------

     The auditors discussion on the Company's liquidity in the audited financial statements herein, is as follows: "The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses."

      No Assets; No Source of Revenue
      ----------------------------------------------

     The Company has no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

      Discretionary Use of Proceeds; "Blank Check" Company.
      -----------------------------------------------------

     Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

      Absence of Substantive Disclosure Relating to Prospective Acquisitions.
      ----------------------------------------------------------------------

     Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks.
     ------------------------------------------------------------------

     To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

      Uncertain Structure of Acquisition
      ----------------------------------

     Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I,
Item 2.

     Potential Dilution
     ------------------

     The Company is authorized to issued 100,000,000 shares of common stock. As of August 24, 1999, only 1,000,000 shares were issued and outstanding. The issuance of additional shares in connection with any reorganization transaction or the raising of capital may result in substantial dilution of the holdings of current stockholders.

      Limited Funds Available for Operating Expenses
      ----------------------------------------------

     The Company currently has no assets. As a result, all funding necessary to meet the Company's operating expenses in the next 12 months will likely be advanced by management or principal stockholders as loans to the Company. See the heading "Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2.

      Lack of Public Information Regarding Acquisition
      ------------------------------------------------

     As of the date of this Registration Statement, the Company has not identified any potential merger or acquisition candidate. The Company does not intend to limit its search to any particular business or industry. Stockholders will not have access to any information about any such candidate until such time as a transaction is completed and the Company files a Current Report on Form 8-K disclosing the nature of such transaction.

     State Restrictions on "Blank  Check" Companies
     ----------------------------------------------

        Approximately 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders.
Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Although it has no present plans to register or qualify its securities in any state, the Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, several states place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Commission. The majority of states have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

      Management to Devote Insignificant Time to Activities of the Company.
      ---------------------------------------------------------------------

     Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management anticipate that they will devote an insignificant amount of time to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

      Conflicts of Interest; Related Party Transactions.
      --------------------------------------------------

        Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions.

      Voting Control Held by The Board of Directors
      ---------------------------------

     Due to Messrs. Doolin, Jenson, and Thueson's ownership of a majority of the shares of the Company's outstanding common stock (approximately 60% of the outstanding voting securities of the Company), these stockholders, who are the current officers and directors have the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. See the caption "Security Ownership of Certain Beneficial Owners and Management," Part I, Item 4.

     No Market for Common Stock; No Market for Shares.
     -------------------------------------------------

        Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See the caption "Recent Sales of Unregistered Securities," Part I, Item 4.

     In addition to the foregoing, in order to obtain a listing for its securities on the OTC Bulletin Board, the Company will need to retain a broker-dealer that is willing to act as a "market maker."

     Only companies that report their current financial information to the Securities and Exchange Commission may have their securities quoted on the OTC Bulletin Board. Therefore, upon the effective date of this Registration Statement, the Company may apply to have its securities quoted on the OTC Bulletin Board. However, in the event that the Company loses this status as a "reporting issuer," any future quotation of its common stock on the OTC Bulletin Board may be jeopardized.

     Risks of "Penny Stock."
     ----------------------

     The Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

        Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Year 2000.
----------

     Because the Company is not presently engaged in any substantial business operations, management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.

Principal Products and Services.
--------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company is to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

        None; not applicable.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

        None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

        None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

        None; not applicable.

Research and Development.
-------------------------

        None; not applicable.

Number of Employees.
--------------------

        None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operation.
------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last ten fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
----------------------

     For the past ten years the Company has had no material operations. Losses of ($0) and ($0), for the years ended December 31, 1998 and 1997, respectively. The Company incurred losses of ($100) and ($0), for the six month period ended June 30, 1999 and 1998, respectively.

Liquidity.
----------

     The Company had no assets during the years ended December 31, 1998 and 1997. No contributions were made during the four month period ended April 30, 1999.

Item 3.  Description of Property.
---------------------------------

     The Company has no assets, property or business; its principal executive office address and telephone number are the home address and telephone number of Jenson Services, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Utah, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Jenson Services of providing the use of her office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

     The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:

                                   Number of Shares    Percentage
Name and Address                  Beneficially Owned    of Class
                                   ----------------    -----------
Jenson Services*                        300,000        30%
5525 S. 900 E. #110
Salt Lake City, UT 84117

James Doolin ...                        200,000        20%
5525 S. 900 E. #110
Salt Lake City, UT 84117

Shane Thueson ..                        200,000        20%
10972 S. Cindy Cr
Salt Lake City, UT 84092

Jason Jenson** .                        200,000        20%
925 E. Atkin
Salt Lake City, UT 84106


* Duane S. Jenson is the majority shareholder of Jenson Services, Inc.
**Jason Jenson is the nephew of Duane S. Jenson.


 Security Ownership of Management.
----------------------------------

     The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof, to wit:

                        Number of Shares
                       Beneficially Owned     Percentage of
Name and Address         as of 7/30/99           of Class
----------------       -----------------       -------------
James Doolin ...........   200,000                20%
5525 S. 900 E. #110
Salt Lake City, UT 84117

Shane Thueson ..........   200,000                20%
10972 S. Cindy Cr
Salt Lake City, UT 84092

Jason Jenson ...........   200,000                20%
925 E. Atkin
Salt Lake City, UT 84106

All Three Directors ....   600,000                60%

Changes in Control.
-------------------

        There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                                         Date of         Date of
                                         Positions     Election or     Termination
Name                                        Held       Designation     or Resignation
                                            ----         ----          --------------
James P. Doolin ......................   Director and   12/98                 *
                                         President

Shane Thueson ........................   Director and   12/98                 *
                                         Vice President

Jason Jenson .........................   Director and   12/98                 *
                                         Secretary

      * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     James P. Doolin, President and a director is 23 years of age. Mr. Doolin received a bachelors degree from the University of Utah in Business in June 1998. Mr. Doolin has managed Hillside Tire & Service, in Salt Lake City, Utah, for the past four years and worked with Jenson Services since 1998.

     Shane Thueson, Vice President and a director is 23 years of age. Mr. Thueson is currently a senior at Brigham Young University. Mr. Thueson is currently employed by Tucci's Restaurant in Salt Lake City, Utah.

     Jason Jenson, Secretary and a director is 23 years of age. Mr. Jenson has owned an independent contractor's business in Salt Lake City, Utah, since 1994. Mr. Jenson graduated from the University of Utah in business administration in 1994.

Other "Public Shell" Activities.
--------------------------------

     James Doolin, President and Director. Other than the Company, Mr. Doolin was appointed in April 1998 as President of Amalgamated Entertainment, Inc., a Utah Corporation, in which capacity he presently serves. Amalgamated Entertainment, Inc. is involved in the pin-hooking of horses, which involves purchasing Thoroughbred horses as yearlings and train such horses for a period of approximately six months followed by the reselling of such horses for purposes of racing or further training. In addition, Mr. Doolin was appointed Secretary/Treasurer of Unistone, Inc., a Delaware corporation, in which he presently serves. Unistone, Inc. may be deemed to be a "blank check" company. Also, Mr. Doolin was appointed Vice President of Mammoth Resources, Inc., a Utah corporation, December 1998, and currently serves in this capacity. Mammoth Resources, Inc. may be deemed to be a "blank check" company. Mr. Doolin has also been appointed President of Formula Footwear, Inc., a Utah corporation, on December 1988. Mr. Doolin still currently serves as President of Formula Footwear, Inc., which may be deemed as a "blank check" company. Mr. Doolin has also been appointed and currently serves as Treasurer of North American Sign Corporation., March 1999. North American Sign Corporation may be deemed to be a "blank check" company. Other than the aforementioned, Mr. Doolin has been neither an Officer, Director or affiliate of any "blank check" companies in the past 10 years.

     Shane Thueson, Vice President and Director. Other than the Company, Mr. Thueson has been neither an Officer, Director or affiliate of any "blank check" companies in the past 10 years.

     Jason Jenson, Secretary and Director. Other than the Company, Mr. Jenson was appointed in March 1999 as Vice President of Formula Footwear, Inc., a Utah corporation, in which capacity he presently serves. Formula Footwear, Inc., which may be deemed as a "blank check" company. Mr. Jenson was also appointed in May 1999 as Vice President of Centroid Consolidated Mines, Inc., a Nevada corporation. Centroid Consolidated Mines, Inc. may be deemed as a "blank check" company. Other than the aforementioned, Mr. Jenson has been neither an Officer, Director or affiliate of any "blank check" companies in the past 10 years.

Significant Employees.
----------------------

      The Company has no employees who are not executive officers.

Family Relationships.
---------------------

      There are no family relationships between any director or executive officer. Jason Jenson is a nephew of Duane Jenson, the majority shareholder of Jenson Services.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)  was  subject  to any  order,  judgment  or  decree,  not  subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          Except for the shares issued to the three officers and directors on April 30, 1999, there has been no executive compensation paid by the Company for services rendered in the last three years. See Item I and Part II, Item 4.

          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1998 or 1997, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

          There are no conditions relating to payment of compensation to officers and directors that a target company must comply with and loans made by shareholders to the Company are typically forgiven with no recourse upon closing of a transaction. No loans have been made or are anticipated to be made to officers, directors, affiliates, or lending institutions.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Transactions with Management and Others.
----------------------------------------

          There  have  been  no   material   transactions,   series  of  similar
     transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Certain Business Relationships.
-------------------------------

          There  have  been  no   material   transactions,   series  of  similar
     transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Indebtedness of Management.
---------------------------

          There  have  been  no   material   transactions,   series  of  similar
     transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.
----------------------

          The Company has no parents, except to the extent that its directors and executive officers may be deemed to be parents due to their collective ownership of 60% of the Company's outstanding common stock.

Transactions with Promoters.
----------------------------

          There  have  been  no   material   transactions,   series  of  similar
     transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.


Item 8.  Description of Securities.
-----------------------------------

          The Company has one class of securities authorized, consisting of 100,000,000 shares of $0.001 par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

          There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

          There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

PART II.


Item 1.   Market Price of and Dividends on the Registrant's
          Common Equity and Related Stockholder Matters.
          ----------------------------------------

Related Market Information.
----------------------------------

          There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Commission by members of management may have a substantial adverse impact on any such public market.

Holders.
--------

     The number of record holders of the Company's common stock as of the date of this Registration Statement is approximately 147.

Dividends.
----------

          The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3.  Changes in and Disagreements with Accountants.
---------------------

          There have been no changes in the Company's principal independent accountant in the past two fiscal years or as of the date of this Registration Statement. The current accountant for the Company audited its last financial statements for the year ended December 31, 1998.


Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

          On April 30, 1999, the Company issued 391,300 shares to Jenson Services in consideration of the payment of $300 of expenses incurred on behalf of the Company. On July 27, 1999, 91,300 of these shares were canceled due to a miscalculation of expenses and issuance of shares at $0.001 per share. . On April 30, 1999, the Company issued 200,000 shares to each of it three current officers and directors, for a total of 600,000 shares. These shares were in consideration of services rendered. See Part I, Item 4.

          There  have  been  no  other  sales  of  the  Company's   unregistered
     securities in the past five years.

Item 5.  Indemnification of Directors and Officers.
------------------------------------------------------------

          Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

     Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

     Unless  limited  by  the  Articles  of  Incorporation,  Section  16-10a-903
requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

     Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16-10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

     Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

PART F/S.


                                Index to Financial Statements
                            Report of Certified Public Accountants

Financial Statements
-------------------------------------

     Audited Financial Statements for the year December 31, 1998 and the Quarter Ended March 31, 1999
     ---------------------------------------

     Independent Auditors' Report

     Balance Sheet

     Statements of Operations

     Statements of Stockholders' Equity (Deficit)

     Statements of Cash Flows

     Notes to the Financial Statements


     Unaudited Financial Statements for the period
     June 30, 1999
     ------------------

     Balance Sheet
     Statement of Operations

     Statements of Cash Flows

                                 COMSTOCK COAL COMPANY, INC.
                                (A Development Stage Company)

                                     FINANCIAL STATEMENTS

                             March 31, 1999 and December 31, 1998






                                     C O N T E N T S


Independent Auditors' Report........................................................... 3

Balance Sheets......................................................................... 4

Statements of Operations............................................................... 5

Statements of Stockholders' Equity (Deficit)........................................... 6

Statements of Cash Flows............................................................... 7

Notes to the Financial Statements...................................................... 8
 .........................................................................................



INDEPENDENT AUDITORS' REPORT

The Board of Directors
Comstock Coal Company, Inc.
Salt Lake City, Utah


We have audited the accompanying balance sheets of Comstock Coal Company, Inc. (a development stage company) as of March 31, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comstock Coal Company, Inc. (a development stage company) as of March 31, 1999 and December 31, 1998, and the results of its operations and its cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
June 25, 1999




                                 COMSTOCK COAL COMPANY, INC.
                                (A Development Stage Company)
                                        Balance Sheets


                                            ASSETS

                                                              March 31,         December 31,
                                                               1999             1998

CURRENT ASSETS                                              $       -         $       -
                                                            --------------    --------------

  TOTAL ASSETS                                              $       -         $       -
                                                            ==============    ==============


                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

  Accounts payable                                          $       -         $       -
                                                            --------------    --------------

    Total Current Liabilities                                       -                 -
                                                            --------------    --------------

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock, authorized 1,000,000 shares at
   $0.05 par value; 995,000 shares issued and
   outstanding                                                      49,750            49,750
  Capital in excess of par value                                    28,300            28,300
  Deficit accumulated during the development stage                 (78,050)          (78,050)
                                                            --------------    --------------

    Total Stockholders' Equity (Deficit)                            -                 -
                                                            --------------    --------------

    TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)                                       $       -         $       -
                                                            ==============    ==============







                                 COMSTOCK COAL COMPANY, INC.
                                (A Development Stage Company)
                                   Statements of Operations
                                                                                 From the
                                                                              Beginning of the
                                                                                Development
                               For the                                           Stage on
                               Three Months                                   July 28, 1977
                               Ended                      For the Years Ended     Through
                               March 31,                    December 31,         March 31,
                                              --------------------------------------------
                               1999            1998            1997             1999
                             ---------------  --------------  --------------  --------------
                                                                               (Unaudited)

REVENUES ...................   $     --      $    --        $      --           $    --
                               ----------    ---------      -----------         ---------

EXPENSES

  General and administrative         --          --                --              78,050
                               ----------   ---------       -----------         ---------

    Total Expenses .........         --          --                --              78,050
                               ----------   ---------       -----------         ---------

NET LOSS ...................   $     --     $    --         $      --           $ (78,050)
                               ==========   =========       ===========         =========

BASIC LOSS PER SHARE .......   $    (0.00)  $   (0.00)      $     (0.00)
                               ==========   =========       ===========         =========

WEIGHTED AVERAGE
 NUMBER OF SHARES ..........      995,000     995,000           995,000
                               ==========   =========       ===========         =========





                                 COMSTOCK COAL COMPANY, INC.
                                (A Development Stage Company)
                         Statements of Stockholders' Equity (Deficit)

                                                                          Deficit
                                                                          Accumulated
                                                              Capital in  During the
                                                 Common Stock             Excess of
                                   Development
                                     Shares        Amount     Par Value   Stage
Balance, July 28, 1977 ............       --     $   --     $   --     $   --

July 28, 1977 shares issued
 valued at $0.10 in exchange for
 cash and services ................    566,000     28,300     28,300       --

Net loss for the year ended
 December 31, 1977 ................       --         --         --      (56,600)
                                      --------   --------   --------    ---------

Balance, December 31, 1977 ........    566,000     28,300     28,300    (56,600)

Net loss for the year ended
 December 31, 1978 ................       --         --         --         --
                                      --------   --------   --------    ---------

Balance, December 31, 1978 ........    566,000     28,300     28,300    (56,600)

Net loss for the year ended
 December 31, 1979 ................       --         --         --         --
                                      --------   --------   --------    ---------

Balance, December 31, 1979 ........    566,000     28,300     28,300    (56,600)

June 9, 1980 shares issued at
 $0.05 for services ...............    429,000     21,450       --         --

Net loss for the year ended
 December 31, 1980 ................       --         --         --      (21,450)
                                      --------   --------   --------    ---------

Balance, December 31, 1980 ........    995,000     49,750     28,300    (78,050)

Net loss for the years ended
 December 31, 1981 through
 December 31, 1997 ................       --         --         --         --
                                      --------   --------   --------    ---------

Balance, December 31, 1997 ........    995,000     49,750     28,300    (78,050)

Net loss for the year ended
 December 31, 1998 ................       --         --         --         --
                                      --------   --------   --------    ---------

Balance, December 31, 1998 ........    995,000     49,750     28,300    (78,050)

Net loss for the three months ended
 March 31, 1999 ...................       --         --         --         --
                                      --------   --------   --------    ---------

Balance, March 31, 1999 ...........    995,000   $ 49,750   $ 28,300   $(78,050)
                                      ========   ========   ========    =========







                                 COMSTOCK COAL COMPANY, INC.
                                (A Development Stage Company)
                                   Statements of Cash Flows

                                                                                          From the
                                                                                      Beginning of the
                                                                                        Development
                                           For the                                        Stage on
                                         Three Months                                   July 28, 1977
                                            Ended               For the Years Ended        Through
                                           March 31,               December 31,           March 31,
                                                         --------------------------------------------
                                            1998              1998            1997             1999
                                        ---------------  --------------  --------------  --------------
                                                                                          (Unaudited)

CASH FLOWS FROM
 OPERATING ACTIVITIES

  Net loss .....................        $     --         $    --           $   --      $      (78,050)
                                        ----------          ---------      --------    --------------

    Net Cash (Used) by
     Operating Activities ......              --              --               --             (78,050)
                                        ----------          ---------      --------    --------------

CASH FLOWS FROM
 INVESTING ACTIVITIES ..........              --              --               --                --
                                        ----------          ---------      --------    --------------

CASH FLOWS FROM
 FINANCING ACTIVITIES

  Issuance of stock for services              --              --               --              78,050
                                        ----------          ---------      --------    --------------

    Net Cash Provided by
     Financing Activities ......              --              --               --              78,050
                                        ----------          ---------      --------    --------------

NET INCREASE (DECREASE)
 IN CASH .......................              --              --               --                --

CASH AT BEGINNING OF
 PERIOD ........................              --              --               --                --
                                        ----------          ---------      --------    --------------

CASH AT END OF PERIOD ..........        $     --          $   --           $   --      $         --
                                        ==========          =========      ========    ==============

Cash Payments For:

  Income taxes .................        $     --          $    --          $   --      $         --
  Interest .....................        $     --          $    --          $   --      $         --


                                 COMSTOCK COAL COMPANY, INC.
                                (A Development Stage Company)
                              Notes to the Financial Statements
                             March 31, 1999 and December 31, 1998


NOTE 1 -                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           a.  Organization

          Comstock Coal Company, Inc. (the "Company") was organized under the laws of the State of Utah on July 28, 1977. The Company has not transacted any business.

          Currently, the Company is seeking new business opportunities believed to hold a potential profit or to merge with an existing company.

           b.  Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

           c.  Basic Loss Per Share

          The computations of basic loss per share of common stock are based on the weighted average number of shares issued and outstanding at the date of the financial statements.

           d.  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

                                 COMSTOCK COAL COMPANY, INC.
                                (A Development Stage Company)
                              Notes to the Financial Statements
                             March 31, 1999 and December 31, 1998



NOTE 3 -  SUBSEQUENT EVENT

          In May 1999, the Company approved a 10-for-1 reverse stock split of the Company's issued and outstanding shares. The Company also issued 600,000 shares of post-split unregistered and restricted shares of the Company's common stock to officers of the Company for services rendered.


                                         COMSTOCK COAL COMPANY, INC.
                                                BALANCE SHEETS
                                     June 30, 1999 and December 31, 1998

                                                                            6/30/99               12/31/98
                                                                        -----------------     -----------------
                                                                          [Unaudited]
                                                    ASSETS

Assets                                                                $                0    $                0

                                                                        -----------------     -----------------
           Total Assets                                               $                0    $                0
                                                                        =================     =================

                                    LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
      Loans from stockholders                                         $              258    $                0
      Accounts Payable                                                                 0                     0
      Income Taxes Payable                                                             0                     0
                                                                        -----------------     -----------------
           Total Current Liabilities                                                 258                     0

           Total Liabilities                                                         258                     0
                                                                        -----------------     -----------------

Stockholders' Deficit:
      Common Stock, $.001 par value;
           authorized 100,000,000 shares; issued and
           outstanding, 1,000,000 shares                                           1,000                49,750
      Paid-in Capital                                                             77,350                28,300
      Accumulated Deficit                                                        (78,608)              (78,050)
                                                                        -----------------     -----------------
           Total Stockholders' Deficit                                              (258)                    0

                                                                        -----------------     -----------------
           Total Liabilities and Stockholders' Deficit                $                0    $                0
                                                                        =================     =================

NOTE TO FINANCIAL STATEMENTS: Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the periods. The December 31, 1998 balance sheet has been derived from the audited financial statements. These interim financial statements conform with the requirements for interim financial statements and consequently do not include all the disclosures normally required by generally accepted accounting principles.


                                             COMSTOCK COAL COMPANY, INC.
                                              STATEMENTS OF OPERATIONS
                          For the Three and Six Month Periods Ended June 30, 1999 and 1998

                                                     Three Months       Three Months      Six Months      Six Months
                                                         Ended             Ended            Ended           Ended
                                                        6/30/99           6/30/98          6/30/99         6/30/98
                                                    ----------------   ---------------   -------------   -------------
                                                      [Unaudited]       [Unaudited]        [Unaudited]   [Unaudited]
REVENUE
     Income                                       $               0  $              0 $             0 $             0
                                                    ----------------   ---------------   -------------   -------------
NET REVENUE                                                       0                 0               0               0

Operating Expenses
     Office Expenses                                            200                 0             200               0
     Professional Fees                                          258                 0             258               0
                                                    ----------------   ---------------   -------------   -------------
Total Operating Expenses                                        458                 0             458               0

                                                    ----------------   ---------------   -------------   -------------
Net Income Before Taxes                           $            (458) $              0 $          (458)$             0
                                                    ================   ===============   =============   =============

Income/Franchise taxes                                          100                               100               0

Net loss                                                       (558)                0            (558)              0

Loss Per Share                                    $           (0.01) $          (0.01)$         (0.01)$         (0.01)
                                                    ================   ===============   =============   =============

Weighted Average Shares Outstanding                         998,333           995,000         996,667         995,000
                                                    ================   ===============   =============   =============

                                               COMSTOCK COAL COMPANY, INC.
                                                 STATEMENTS OF CASH FLOWS
                             For the Three and Six Month Periods Ended June 30, 1999 and 1998

                                                       Three Months      Three Months       Six Months        Six Months
                                                           Ended             Ended            Ended             Ended
                                                          6/30/99           6/30/98          6/30/99           6/30/98
                                                       --------------    --------------   ---------------   ---------------
                                                        [Unaudited]       [Unaudited]      [Unaudited]       [Unaudited]

Cash Flows Used For Operating Activities
---------------------------------------------------
  Net Loss                                           $          (558)  $             0  $           (558) $              0
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Shares issued for forgiveness of debt                        300                 0               300                 0
    Increase/(Decrease) in loans from shareholder                258                 0               258                 0
                                                       --------------    --------------   ---------------   ---------------
      Net Cash Used For Operating Activities                       0                 0                 0                 0
                                                       ==============    ==============   ===============   ===============

Cash Flows Provided by Financing Activities                        0                 0                 0                 0
-------------------------------------------------------

      Net Increase In Cash                                         0                 0                 0                 0

      Beginning Cash Balance                                       0                 0                 0                 0

      Ending Cash Balance                          $               0 $               0 $               0 $               0
                                                       --------------    --------------   ---------------   ---------------



PART III.


Item 1.  Index to Exhibits.
---------------------------

          The  following  exhibits  are  filed  as a part of  this  Registration
Statement:


Exhibit
Number      Description*
------      ------------

3.1       Initial Articles of Incorporation

3.2       By-laws

3.3 (i) Certificate of Amendment to Articles of Incorporation dated April 30, 1999, regarding 10 to 1 reverse split

3.3 (ii) Certificate of Amendment to Articles of  Incorporation  dated August 3,
         1999, regarding change of authorized capital to 100,000,000

27        Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                                          SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       COMSTOCK COAL COMPANY, INC.

Date: 9/9/1999                         /S/ JAMES DOOLIN
                                      --------------------------------
                                      James P. Doolin, Director and President


Date: 9/9/1999                        /S/ SHANE THUESON
                                      -----------------------------
                                      Shane Thueson, Director and Vice President

                            ARTICLES OF INCORPORATION
                                       OF
                           COMSTOCK COAL COMPANY, INC.

WE THE UNDERSIGNED natural persons of the age of twenty-one years or more, acting as incorporators of a corporation under the Utah Business Corporation Act adopt the following Articles of Incorporation for such corporation. ARTICLE I CORPORATE NAME

           The name of this corporation is Comstock Coal Company, Inc.

                                   ARTICLE II

DURATION OF CORPORATION The duration of this corporation is "perpetual".

                                   ARTICLE III
                               CORPORATE PURPOSES

           The purpose for which this corporation is organized is to own, mine, sell, lease or otherwise deal with coal and other. mineral and natural resources and all matters related or ancillary thereto and to do all things and engage in all lawful transactions which a corporation organized under the laws of the State of Utah might do or engage in, even though not expressly stated herein.

                                   ARTICLE IV
                                 CAPITALIZATION

The aggregate number of shares which this corporation shall have authority to issue is ONE MILLION (1,000,000) shares of par value stock with a par value of FIVE CENTS ($0.05) per share. All stock of the corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of this corporation shall not be liable to any further call or assessment.

                                    ARTICLE V
                          PRE-EMPTIVE RIGHTS ABOLISHED

The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine. Shareholders shall not have pre-emptive rights to acquire unissued shares of the stock of this corporation.

                                   ARTICLE VI
                               COMMENCING BUSINESS

This corporation will not commence business until consideration of a value of at least $1,000 has been received for the issuance of shares.

                                   ARTICLE VII
                                INTERNAL AFFAIRS

The Directors shall adopt Bylaws which are not inconsistent with law or these Articles for the regulation and management of the affairs of the corporation. These Bylaws may be amended from time to time or repealed pursuant to law.
ARTICLE VIII REGISTERED OFFICE AND AGENT The address of this corporation's initial registered office and the name of its original registered agent at such address is: Richard J. Lawrence Suite 1200 Beneficial Life Tower 36 South State Street Salt Lake City, Utah 84111

                                   ARTICLE IX
                                    DIRECTORS

The Board of Directors shall consist of not less than three (3) nor more than nine (9) members as the Board of Directors may itself from time to time determine. The names and addresses of persons who are to serve as Directors until the first meeting of stockholders, or until their successors be elected and qualify are:

Clark Powell                                 101 East 1st North
                                             Huntington, Utah

Louis W. Selleneit                           531 West 3400 South
                                             Bountiful, Utah

John Lamar Hussey                            Route 1
                                             Price, Utah

Wallace A. Greenfield                        263 East 400 North
                                             Centerville, Utah

                                    ARTICLE X

                                  INCORPORATORS

The name and address of each Incorporator is:

Clark Powell                                 101 East 1st North
                                             Huntington, Utah
Louis W. Selleneit                           531 West 3400 South
                                             Bountiful, Utah

John Lamar Hussey                            Route 1
                                             Price, Utah

                                   ARTICLE XI

                        OFFICERS AND DIRECTORS CONTRACTS


No contract or other transaction between this corporation and any other corporation shall be affected by the fact that a Director or officer of this corporation is interested in or is a Director or officer of such other corporation; and any Director, individually or jointly, may be a party to or may be interested in any corporation or transaction of this corporation or in which this corporation is interested; and no contract or other transaction of this corporation with any person, firm or corporation shall be affected by the fact that any Director of this corporation is a party to or is interested in such contract, act or transaction or any way connected with such person, firm or corporation, and every person who may become a Director of this corporation is hereby relieved from liability that might otherwise exist from contracting with the corporation for the benefit of himself or any firm, association or corporation in which he may be in any way interested, provided said Director acts in good faith. DATED this 10th day of May, 1977.

                                                          /S/ CLARK POWELL

                                                          /S/ LOUIS W. SELLENEIT

                                                          /S/ JOHN LAMAR HUSSEY

STATE OF UTAH
                                             SS.
County of Salt Lake

I, THE UNDERSIGNED, a Notary Public, hereby certify that on the 10th day of May, 1977, Clark Powell, Louis W. Selleneit, and John Lamar Hussey, personally appeared before me who being by me first duly sworn severally declared that they are the persons who signed the foregoing document as Incorporator and that the statements therein contained are true. DATED this 10th day of May, 1977.


                                               /S/ KATHLEEN MORISON

My commission expires:                                          Residing at:
January 22, 1980                                         Salt Lake County, Utah

                                     BYLAWS
                                       OF
                          COMSTOCK COAL COMPANY, INC..

                                    ARTICLE I
                                     OFFICES

     Section 1.01 Location of Office. The corporation may maintain such offices within or without the State of Utah as the Board of Directors may from time to time designate or require.

Section 1.02 Principal Office. The address of the principal office of the corporation shall be at the address of the registered office of the corporation as so designated in the office of the Lieutenant Governor/Secretary of State of the state of incorporation, or at such other address as the Board of Directors shall from time to time determine.

                                   ARTICLE II
                                  SHAREHOLDERS

        Section 2.0 Annual Meeting. The annual meeting of the shareholders shall be held in May of each year or at such other time designated by the Board of Directors and as is provided for in the notice of the meeting, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

        Section 2.02 Special Meetings. Special meetings of the shareholders may be called at any time by the chairman of the board, the president, or by the Board of Directors, or in their absence or disability, by any vice president, and shall be called by the president or, in his or her absence or disability, by a vice president or by the secretary on the written request of the holders of not less than one-tenth of all the shares entitled to vote at the meeting, such written request to state the purpose or purposes of the meeting and to be delivered to the president, each vice-president, or secretary. In case of failure to call such meeting within 60 days after such request, such shareholder or shareholders may call the same.

        Section 2.03 Place of Meetings. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of incorporation, as the place for the holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be at the principal office of the corporation.

        Section 2.04 Notice of Meetings. The secretary or assistant secretary, if any, shall cause notice of the time, place, and purpose or purposes of all meetings of the shareholders (whether annual or special), to be mailed at least ten (10) days, but not more than fifty (50) days, prior to the meeting, to each shareholder of record entitled to vote.

        Section 2.05 Waiver of Notice. Any shareholder may waive notice of any meeting of shareholders (however called or noticed, whether or not called or noticed and whether before, during, or after the meeting), by signing a written waiver of notice or a consent to the holding of such meeting, or an approval of the minutes thereof. Attendance at a meeting, in person or by proxy, shall constitute waiver of all defects of call or notice regardless of whether waiver, consent, or approval is signed or any objections are made. All such waivers, consents, or approvals shall be made a part of the minutes of the meeting.

        Section 2.06 Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any annual meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the share transfer books shall be closed, for the purpose of determining shareholders entitled to notice of or to vote at such meeting, but not for a period exceeding fifty (50) days. If the share transfer books are closed for the purpose of determining shareholders entitled to notice of or to vote at such meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting.

        In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting or to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof. Failure to comply with this Section shall not affect the validity of any action taken at a meeting of shareholders.

        Section 2.07 Voting Lists. The officer or agent of the corporation having charge of the share transfer books for shares of the corporation shall make, at least ten (10) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of, and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder during the whole time of the meeting. The original share transfer book shall be prima facia evidence as to the shareholders who are entitled to examine such list or transfer books, or to vote at any meeting of shareholders.

        Section 2.08 Quorum. One-half of the total voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If a quorum is present, the affirmative vote of the majority of the voting power represented by shares at the meeting and entitled to vote on the subject shall constitute action by the shareholders, unless the vote of a greater number or voting by classes is required by the laws of the state of incorporation of the corporation or the Articles of Incorporation. If less than one-half of the outstanding voting power is represented at a meeting, a majority of the voting power represented by shares so present may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

        Section 2.09 Voting of Shares. Each outstanding share of the corporation entitled to vote shall be entitled to one vote on each matter submitted to vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by the Articles of Incorporation.

        Section 2.10 Proxies. At each meeting of the shareholders, each shareholder entitled to vote shall be entitled to vote in person or by proxy; provided, however, that the right to vote by proxy shall exist only in case the instrument authorizing such proxy to act shall have been executed in writing by the registered holder or holders of such shares, as the case may be, as shown on the share transfer of the corporation or by his or her or her attorney thereunto duly authorized in writing. Such instrument authorizing a proxy to act shall be delivered at the beginning of such meeting to the secretary of the corporation or to such other officer or person who may, in the absence of the secretary, be acting as secretary of the meeting. In the event that any such instrument shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall (unless the instrument shall otherwise provide) have all of the powers conferred by the instrument on all persons so designated. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held and the persons whose shares are pledged shall be entitled to vote, unless in the transfer by the pledge or on the books of the corporation he or she shall have expressly empowered the pledgee to vote thereon, in which case the pledgee, or his or her proxy, may represent such shares and vote thereon.

Section 2.11 Written Consent to Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                   ARTICLE III
                                    DIRECTORS

        Section 3.01 General Powers. The property, affairs, and business of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the corporation whether derived from law or the Articles of Incorporation, except such powers as are by statute, by the Articles of Incorporation or by these Bylaws, vested solely in the shareholders of the corporation.

        Section 3.02 Number, Term, and Qualifications. The Board of Directors shall consist of three to nine persons. Increases or decreases to said number may be made, within the numbers authorized by the Articles of Incorporation, as the Board of Directors shall from time to time determine by amendment to these Bylaws. An increase or a decrease in the number of the members of the Board of Directors may also be made upon amendment to these Bylaws by a majority vote of all of the shareholders, and the number of directors to be so increased or decreased shall be fixed upon a majority vote of all of the shareholders of the corporation. Each director shall hold office until the next annual meeting of shareholders of the corporation and until his or her successor shall have been elected and shall have qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.

        Section 3.03 Classification of Directors. In lieu of electing the entire number of directors annually, the Board of Directors may provide that the directors be divided into either two or three classes, each class to be as nearly equal in number as possible, the term of office of the directors of the first class to expire at the first annual meeting of shareholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class, if any, to expire at the third annual meeting after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the second succeeding annual meeting, if there be two classes, or until the third succeeding annual meeting, if there be three classes.

        Section 3.04 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately following, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide by resolution the time and place, either within or without the state of incorporation, for the holding of additional regular meetings without other notice than such resolution.

        Section 3.05 Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president, vice president, or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the state of incorporation, as the place for holding any special meeting of the Board of Directors called by them.

        Section 3.06 Meetings by Telephone Conference Call. Members of the Board of Directors may participate in a meeting of the Board of Directors or a committee of the Board of Directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

        Section 3.07 Notice. Notice of any special meeting shall be given at least ten (10) days prior thereto by written notice delivered personally or mailed to each director at his or her regular business address or residence, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

        Section 3.08 Quorum. A majority of the number of directors shall constitute a quorum for the transaction of business or any meeting of the Board of Directors, but if less than a majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

        Section 3.09 Manner of Acting. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, and the individual directors shall have no power as such.

        Section 3.10 Vacancies and Newly Created Directorship. If any vacancies shall occur in the Board of Directors by reason of death, resignation or otherwise, or if the number of directors shall be increased, the directors then in office shall continue to act and such vacancies or newly created directorships shall be filled by a vote of the directors then in office, though less than a quorum, in any way approved by the meeting. Any directorship to be filled by reason of removal of one or more directors by the shareholders may be filled by election by the shareholders at the meeting at which the director or directors are removed.

Section 3.11 Compensation. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

        Section 3.12 Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting, unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

        Section 3.13 Resignations. A director may resign at any time by delivering a written resignation to either the president, a vice president, the secretary, or assistant secretary, if any. The resignation shall become effective on its acceptance by the Board of Directors; provided, that if the board has not acted thereon within ten days (10) from the date presented, the resignation shall be deemed accepted.

        Section 3.14 Written Consent to Action by Directors. Any action required to be taken at a meeting of the directors of the corporation or any other action which may be taken at a meeting of the directors or of a committee, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, or all of the members of the committee, as the case may be. Such consent shall have the same legal effect as a unanimous vote of all the directors or members of the committee.

        Section 3.15 Removal. At a meeting expressly called for that purpose, one or more directors may be removed by a vote of a majority of the shares of outstanding stock of the corporation entitled to vote at an election of directors.

                                   ARTICLE IV
                                    OFFICERS

        Section 4.01 Number. The officers of the corporation shall be a president, one or more vice-presidents, as shall be determined by resolution of the Board of Directors, a secretary, a treasurer, and such other officers as may be appointed by the Board of Directors. The Board of Directors may elect, but shall not be required to elect, a chairman of the board and the Board of Directors may appoint a general manager.

        Section 4.02 Election, Term of Office, and Qualifications. The officers shall be chosen by the Board of Directors annually at its annual meeting. In the event of failure to choose officers at an annual meeting of the Board of Directors, officers may be chosen at any regular or special meeting of the Board of Directors. Each such officer (whether chosen at an annual meeting of the Board of Directors to fill a vacancy or otherwise) shall hold his or her office until the next ensuing annual meeting of the Board of Directors and until his or her successor shall have been chosen and qualified, or until his or her death, or until his or her resignation or removal in the manner provided in these Bylaws. Any one person may hold any two or more of such offices, except that the president shall not also be the secretary. No person holding two or more offices shall act in or execute any instrument in the capacity of more than one office. The chairman of the board, if any, shall be and remain a director of the corporation during the term of his or her office. No other officer need be a director.
        Section 4.03 Subordinate Officers, Etc. The Board of Directors from time to time may appoint such other officers or agents as it may deem advisable, each of whom shall have such title, hold office for such period, have such authority, and perform such duties as the Board of Directors from time to time may determine. The Board of Directors from time to time may delegate to any officer or agent the power to appoint any such subordinate officer or agents and to prescribe their respective titles, terms of office, authorities, and duties. Subordinate officers need not be shareholders or directors.

        Section 4.04 Resignations. Any officer may resign at any time by delivering a written resignation to the Board of Directors, the president, or the secretary. Unless otherwise specified therein, such resignation shall take effect on delivery.

        Section 4.05 Removal. Any officer may be removed from office at any special meeting of the Board of Directors called for that purpose or at a regular meeting, by vote of a majority of the directors, with or without cause. Any officer or agent appointed in accordance with the provisions of Section 4.03 hereof may also be removed, either with or without cause, by any officer on whom such power of removal shall have been conferred by the Board of Directors.

        Section 4.06 Vacancies and Newly Created Offices. If any vacancy shall occur in any office by reason of death, resignation, removal, disqualification, or any other cause, or if a new office shall be created, then such vacancies or newly created offices may be filled by the Board of Directors at a regular or special meeting.

        Section 4.07 The Chairman of the Board. The Chairman of the Board, if there be such an officer, shall have the following powers and duties:

        (a) He or she shall preside at all shareholders' meetings;

        (b) He or she shall  preside at all meetings of the Board of  Directors;
and

        (c) He or she shall be a member of the executive committee, if any.

        Section 4.08 The President. The president shall have the following powers and duties:

        (a) If no general manager has been appointed, he or she shall be the chief executive officer of the corporation, and, subject to the direction of the Board of Directors, shall have general charge of the business, affairs, and property of the corporation and general supervision over its officers, employees, and agents;

        (b) If no chairman of the board has been chosen, or if such officer is absent or disabled, he or she shall preside at meetings of the shareholders and Board of Directors;

        (c) He or she shall be a member of the executive committee, if any;
        (d) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

        (e) He or she shall have all power and shall perform all duties normally incident to the office of a president of a corporation, and shall exercise such other powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

        Section 4.10 The Secretary. The secretary shall have the following powers and duties:

        (a) He or she shall keep or cause to be kept a record of all of the proceedings of the meetings of the shareholders and of the Board of Directors in books provided for that purpose;

        (b) He or she shall cause all notices to be duly given in accordance with the provisions of these Bylaws and as required by statute;

        (c) He or she shall be the custodian of the records and of the seal of the corporation, and shall cause such seal (or a facsimile thereof) to be affixed to all certificates representing shares of the corporation prior to the issuance thereof and to all instruments, the execution of which on behalf of the corporation under its seal shall have been duly authorized in accordance with these Bylaws, and when so affixed, he or she may attest the same;

        (d) He or she shall assume responsibility that the books, reports, statements, certificates, and other documents and records required by statute are properly kept and filed;

        (e) He or she shall have charge of the share books of the corporation and cause the share transfer books to be kept in such manner as to show at any time the amount of the shares of the corporation of each class issued and outstanding, the manner in which and the time when such stock was paid for, the names alphabetically arranged and the addresses of the holders of record thereof, the number of shares held by each holder and time when each became such holder or record; and he or she shall exhibit at all reasonable times to any director, upon application, the original or duplicate share register. He or she shall cause the share book referred to in Section 6.04 hereof to be kept and exhibited at the principal office of the corporation, or at such other place as the Board of Directors shall determine, in the manner and for the purposes provided in such Section;

        (f) He or she shall be empowered to sign certificates representing shares of the corporation, the issuance of which shall have been authorized by the Board of Directors; and

        (g) He or she shall perform in general all duties incident to the office of secretary and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

        Section 4.11 The Treasurer. The treasurer shall have the following powers and duties:

        (a) He or she shall have charge and supervision over and be responsible for the monies, securities, receipts, and disbursements of the corporation;

        (b) He or she shall cause the monies and other valuable effects of the corporation to be deposited in the name and to the credit of the corporation in such banks or trust companies or with such banks or other depositories as shall be selected in accordance with Section 5.03 hereof;

        (c) He or she shall cause the monies of the corporation to be disbursed by checks or drafts (signed as provided in Section 5.04 hereof) drawn on the authorized depositories of the corporation, and cause to be taken and preserved property vouchers for all monies disbursed;

        (d) He or she shall render to the Board of Directors or the president, whenever requested, a statement of the financial condition of the corporation and of all of this transactions as treasurer, and render a full financial report at the annual meeting of the shareholders, if called upon to do so;

        (e) He or she shall cause to be kept correct books of account of all the business and transactions of the corporation and exhibit such books to any director on request during business hours;

        (f) He or she shall be empowered from time to time to require from all officers or agents of the corporation reports or statements given such information as he or she may desire with respect to any and all financial transactions of the corporation; and

        (g) He or she shall perform in general all duties incident to the office of treasurer and such other duties as are given to him or her by these Bylaws or as from time to time may be assigned to him or her by the Board of Directors or the president.

Section 4.12 General Manager. The Board of Directors may employ and appoint a general manager who may, or may not, be one of the officers or directors of the corporation. The general manager, if any, shall have the following powers and duties;

        (a) He or she shall be the chief executive officer of the corporation and, subject to the directions of the Board of Directors, shall have general charge of the business affairs and property of the corporation and general supervision over its officers, employees, and agents;

        (b) He or she shall be charged with the exclusive management of the business of the corporation and of all of its dealings, but at all times be subject to the control of the Board of Directors;

        (c) Subject to the approval of the Board of Directors or the executive committee, if any, he or she shall employ all employees of the corporation, or delegate such employment to subordinate officers, and shall have authority to discharge any person so employed; and

        (d) He or she shall make a report to the president and directors as often as required, setting forth the results of the operations under his or her charge, together with suggestions looking toward improvement and betterment of the condition of the corporation, and shall perform such other duties as the Board of Directors may require.

        Section 4.13 Salaries. The salaries and other compensation of the officers of the corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate officers or agents appointed in accordance with the provisions of
Section 4.03 hereof. No officer shall be prevented from receiving any such salary or compensation by reason of the fact that he or she is also a director of the corporation.

        Section 4.14 Surety Bonds. In case the Board of Directors shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his or her duties to the corporation, including responsibility for negligence and for the accounting of all property, monies, or securities of the corporation which may come into his or her hands.

                                    ARTICLE V
                  EXECUTION OF INSTRUMENTS, BORROWING OF MONEY,
                         AND DEPOSIT OF CORPORATE FUNDS

        Section 5.01 Execution of Instruments. Subject to any limitation contained in the Articles of Incorporation or these Bylaws, the president or any vice president or the general manager, if any, may, in the name and on behalf of the corporation, execute and deliver any contract or other instrument authorized in writing by the Board of Directors. The Board of Directors may, subject to any limitation contained in the Articles of Incorporation or in these Bylaws, authorize in writing any officer or agent to execute and deliver any contract or other instrument in the name and on behalf of the corporation; any such authorization may be general or confined to specific instances.

        Section 5.02 Loans. No loans or advances shall be contracted on behalf of the corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the corporation shall be mortgaged, pledged, hypothecated, transferred, or conveyed as security for the payment of any loan, advance, indebtedness, or liability of the corporation, unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

        Section 5.03 Deposits. All monies of the corporation not otherwise employed shall be deposited from time to time to its credit in such banks and or trust companies or with such bankers or other depositories as the Board of Directors may select, or as from time to time may be selected by any officer or agent authorized to do so by the Board of Directors.

        Section 5.04 Checks, Drafts, Etc. All notes, drafts, acceptances, checks, endorsements, and, evidences of indebtedness of the corporation, subject to the provisions of these Bylaws, shall be signed by such officer or officers or such agent or agents of the corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposit to the credit of the corporation in any of its duly authorized depositories shall be in such manner as the Board of Directors from time to time may determine.

        Section 5.05 Bonds and Debentures. Every bond or debenture issued by the corporation shall be evidenced by an appropriate instrument which shall be signed by the president or vice president and by the secretary and sealed with the seal of the corporation. The seal may be a facsimile, engraved or printed. where such bond or debenture is authenticated with the manual signature of an authorized officer of the corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the corporation's officers named thereon may be a facsimile. In case any officer who signed, or whose facsimile signature has been used on any such bond or debenture, should cease to be an officer of the corporation for any reason before the same has been delivered by the corporation, such bond or debenture may nevertheless be adopted by the corporation and issued and delivered as through the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

        Section 5.06 Sale, Transfer, Etc. of Securities. Sales, transfers, endorsements, and assignments of stocks, bonds, and other securities owned by or standing in the name of the corporation, and the execution and delivery on behalf of the corporation of any and all instruments in writing incident to any such sale, transfer, endorsement, or assignment, shall be effected by the president, or by any vice president, together with the secretary, or by an officer or agent thereunto authorized by the Board of Directors.

        Section 5.07 Proxies. Proxies to vote with respect to shares of other corporations owned by or standing in the name of the corporation shall be executed and delivered on behalf of the corporation by the president or any vice president and the secretary or assistant secretary of the corporation, or by any officer or agent thereunder authorized by the Board of Directors.

                                   ARTICLE VI
                                 CAPITAL SHARES


        Section 6.01 Share Certificates. Every holder of shares in the corporation shall be entitled to have a certificate, signed by the president or any vice president, and the secretary or assistant secretary, and sealed with the seal (which may be a facsimile, engraved or printed) of the corporation, certifying the number and kind, class or series of shares owned by him or her in the corporation; provided, however, that where such a certificate is countersigned by (a) a transfer agent or an assistant transfer agent, or (b) registered by a registrar, the signature of any such president, vice president, secretary, or assistant secretary may be a facsimile. In case any officer who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate, shall cease to be officer of the corporation, for any reason, before the delivery of such certificate by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed it, or whose facsimile signature or signatures shall have been used thereon, has not ceased to be such officer. Certificates representing shares of the corporation shall be in such form as provided by the statutes of the state of incorporation. There shall be entered on the share books of the corporation at the time of issuance of each share, the number of the certificate issued, the name and address of the person owning the shares represented thereby, the number and kind, class or series of such shares, and the date of issuance thereof. Every certificate exchanged or returned to the corporation shall be marked "Canceled" with the date of cancellation.

        Section 6.02 Transfer of Shares. Transfers of shares of the corporation shall be made on the books of the corporation by the holder of record thereof, or by his or her attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the secretary of the corporation or any of its transfer agents, and on surrender of the certificate or certificates, properly endorsed or accompanied by proper instruments or transfer, representing such shares. Except as provided by law, the corporation and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any stock as the absolute owner thereof for all purposes, and accordingly, shall not be bound to recognize any legal, equitable, or other claim to or interest in such shares on the part of any other person whether or not it or they shall have express or other notice thereof.

        Section 6.03 Regulations. Subject to the provisions of this Article VI and of the Articles of Incorporation, the Board of Directors may make such rules and regulations as they may deem expedient concerning the issuance, transfer, redemption, and registration of certificates for shares of the corporation.

        Section 6.04 Maintenance of Stock Ledger at Principal Place of Business. A share book (or books where more than one kind, class, or series or stock is outstanding) shall be kept at the principal place of business of the corporation, or at such other place as the Board of Directors shall determine, containing the names, alphabetically arranged, of original shareholders of the corporation, their addresses, their interest, the amount paid on their shares, and all transfers thereof and the number and class of shares held by each. Such share books shall at all reasonable hours be subject to inspection by persons entitled by law to inspect the same.

        Section 6.05 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of the corporation, and may require all such certificates to bear the signature of either or both. The Board of
Directors may from time to time define the respective duties of such transfer agents and registrars. No certificate for shares shall be valid until countersigned by a transfer agent, if at the date appearing thereon the corporation had a transfer agent for such shares, and until registered by a registrar, if at such date the corporation had a registrar for such shares.

        Section 6.06 Closing of Transfer Books and Fixing of Record Date.

        (a) The Board of Directors shall have power to close the share books of the corporation for a period of not to exceed fifty (50) days preceding the date of any meeting of shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or capital shares shall go into effect, or a date in connection with obtaining the consent of shareholder for any purpose.

        (b) In lieu of closing the share transfer books as aforesaid, the Board of Directors may fix in advance a date, not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital shares shall go into effect, or a date in connection with obtaining any such consent, as a record date for the determination of the shareholders entitled to a notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent.

        (c) If the share transfer books shall be closed or a record date set for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for, or such record date shall be, at least ten (10) days immediately preceding such meeting.

        Section 6.07 Lost or Destroyed Certificates. The corporation may issue a new certificate for shares of the corporation in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate or his or her legal representatives, to give the corporation a bond in such form and amount as the Board of Directors may direct, and with such surety or sureties as may be satisfactory to the board, to indemnify the corporation and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgement of the Board of Directors, it is proper to do so.

        Section 6.08 No Limitation on Voting Rights; Limitation on Dissenter's Rights. To the extent permissible under the applicable law of any jurisdiction to which the corporation may become subject by reason of the conduct of business, the ownership of assets, the residence of shareholders, the location of offices or facilities, or any other item, the corporation elects not to be governed by the provisions of any statute that (i) limits, restricts, modifies, suspends, terminates, or otherwise affects the rights of any shareholder to cast one vote for each share of common stock registered in the name of such shareholder on the books of the corporation, without regard to whether such shares were acquired directly from the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of the corporation or from any other person and without regard to whether such shareholder has the power to exercise or direct the exercise of voting power over any specific fraction of the shares of common stock of the corporation issued and outstanding or (ii) grants to any shareholder the right to have his or her stock redeemed or purchased by the corporation or any other shareholder on the acquisition by any person or group of persons of shares of the corporation. In particular, to the extent permitted under the laws of the state of incorporation, the corporation elects not to be governed by any such provision, including the provisions of the Utah Control Shares Acquisition Act,
Section 61-6-1 et seq., of the Utah Code Annotated, as amended, or any statute of similar effect or tenor.

                                   ARTICLE VII
                    EXECUTIVE COMMITTEE AND OTHER COMMITTEES

        Section 7.01 How Constituted. The Board of Directors may designate an executive committee and such other committees as the Board of Directors may deem appropriate, each of which committees shall consist of two or more directors. Members of the executive committee and of any such other committees shall be designated annually at the annual meeting of the Board of Directors; provided, however, that at any time the Board of Directors may abolish or reconstitute the executive committee or any other committee. Each member of the executive committee and of any other committee shall hold office until his or her successor shall have been designated or until his or her resignation or removal in the manner provided in these Bylaws.

        Section 7.02 Powers. During the intervals between meetings of the Board of Directors, the executive committee shall have and may exercise all powers of the Board of Directors in the management of the business and affairs of the corporation, except for the power to fill vacancies in the Board of Directors or to amend these Bylaws, and except for such powers as by law may not be delegated by the Board of Directors to an executive committee.

        Section 7.03 Proceedings. The executive committee, and such other committees as may be designated hereunder by the Board of Directors, may fix its own presiding and recording officer or officers, and may meet at such place or places, at such time or times and on such notice (or without notice) as it shall determine from time to time. It will keep a record of its proceedings and shall report such proceedings to the Board of Directors at the meeting of the Board of Directors next following.

        Section 7.04 Quorum and Manner of Acting. At all meetings of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, the presence of members constituting a majority of the total authorized membership of the committee shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee. The members of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, shall act only as a committee and the individual members thereof shall have not powers as such.

        Section 7.05 Resignations. Any member of the executive committee, and of such other committees as may be designated hereunder by the Board of Directors, may resign at any time by delivering a written resignation to either the president, the secretary, or assistant secretary, or to the presiding officer of the committee of which he or she is a member, if any shall have been appointed and shall be in office. Unless otherwise specified herein, such resignation shall take effect on delivery.

        Section 7.06 Removal. The Board of Directors may at any time remove any member of the executive committee or of any other committee designated by it hereunder either for or without cause.

        Section 7.07 Vacancies. If any vacancies shall occur in the executive committee or any other committee designated by the Board of Directors hereunder, by reason of disqualification, death, resignation, removal, or otherwise, the remaining members shall, until the filling of such vacancy, constitute the then total authorized membership of the committee and, provided that two or more members are remaining, continue to act. Such vacancy may be filled at any meeting of the Board of Directors.

        Section 7.07 Compensation. The Board of Directors may allow a fixed sum and expenses of attendance to any member of the executive committee, or of any other committee designated by it hereunder, who is not an active salaried employee of the corporation for attendance at each meeting of said committee.

                                  ARTICLE VIII
                         INDEMNIFICATION, INSURANCE, AND
                         OFFICER AND DIRECTOR CONTRACTS

        Section 8.01 Indemnification: Third Party Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

        Section 8.02 Indemnification: Corporate Actions. The corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        Section 8.03 Determination. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections
8.01 and 8.02 hereof, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Any other indemnification under Sections 8.01 and 8.02 hereof, shall be made to the corporation upon a determination that indemnification of the officer, director, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Sections 8.01 and 8.02 hereof. Such determination shall be made either (i) by the Board of Directors by a majority of a quorum consisting of directors who were not parties to such action, suit, or proceeding; or (ii) by independent legal counsel on a written opinion; or
(iii) by the shareholders by a majority vote of a quorum of shareholders at any meeting duly called for such purpose.

        Section 8.04 General Indemnification. The indemnification provided by this Section shall not be deemed exclusive of any other indemnification granted under any provision of any statute, in the corporation's Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs and legal representatives of such a person.

        Section 8.05 Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding as contemplated in this Section may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon a majority vote of a quorum of the Board of Directors and upon receipt of an undertaking by or on behalf of the director, officers, employee, or agent to repay such amount or amounts unless if it is ultimately determined that he or she is to be indemnified by the corporation as authorized by this Section.

        Section 8.06 Scope of Indemnification. The indemnification authorized by this Section shall apply to all present and future directors, officers, employees, and agents of the corporation and shall continue as to such persons who cease to be directors, officers, employees, or agents of the corporation, and shall inure to the benefit of the heirs, executors, and administrators of all such persons and shall be in addition to all other indemnification permitted by law.

        8.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against any such liability and under the laws of the state of incorporation, as the same may hereafter be amended or modified.

                                   ARTICLE IX
                                   FISCAL YEAR

        The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.


                                    ARTICLE X
                                    DIVIDENDS

        The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by the Articles of Incorporation and these Bylaws.

                                   ARTICLE XI
                                   AMENDMENTS

        All Bylaws of the corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made, except that;

        (a) No Bylaws adopted or amended by the shareholders shall be altered or repealed by the Board of Directors;

        (b) No Bylaws shall be adopted by the Board of Directors which shall require more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law; provided, however that (I) if any Bylaw regulating an impending election of directors is adopted or amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the Bylaws so adopted or amended or repealed, together with a concise statement of the changes made; and (ii) no amendment, alteration or repeal of this Article XI shall be made except by the shareholders.

                            CERTIFICATE OF SECRETARY

The undersigned does hereby certify that he or she is the secretary of Comstock Coal Company, Inc., a corporation duly organized and existing under and by virtue of the laws of the State of Utah; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the Board of Directors of the corporation at a meeting of the board of Directors, which was duly and regularly held on the 29 day of April, 1999 and that the above and foregoing Bylaws are now in full force and effect.



        DATED this 29thday of April, 1999.



        /s/ JASON JENSON
        Jason Jenson, Secretary

                          ARTICLES OF AMENDMENT TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                           COMSTOCK COAL COMPANY, INC.

        WE THE UNDERSIGNED, pursuant to the Utah Business Corporation Act, hereby adopt the following Articles of Amendment as a revision of the Articles of Incorporation of Comstock Coal Company, Inc.

                                    Article I

        The name of the Corporation is Comstock Coal Company, Inc.

                                   Article II

        The duration of the Corporation is perpetual.

                                   Article III

        The following amendments to the Articles of Incorporation were adopted by the Board of Directors.

        Article IV of the Articles of Incorporation of this Corporation is amended so that it will read in its entirety as follows:

        First:               Article IV shall be amended as follows, to-wit:

                                   Article IV

The 995,000 outstanding shares of the Corporation are reverse split on a basis of 10 for 1, decreasing the presently outstanding shares from 995,000 shares to 95,000 shares.

                                                         /S/ JAMES DOOLIN
                                                         James Doolin, President
STATE OF UTAH                )
                             :  ss
COUNTY OF SALT LAKE          )

        On the 30 day of April, 1999, personally appeared before me, a Notary Public, James Doolin, who acknowledged that he is the President of the Corporation, and that he is authorized to and did execute the above instrument.

                                                  /S/ KATHLEEN MORRISON
                                                  NOTARY PUBLIC
(Notary Seal)

                          ARTICLES OF AMENDMENT TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                           COMSTOCK COAL COMPANY, INC.



        WE THE UNDERSIGNED, pursuant to the Utah Business Corporation Act, hereby adopt the following Articles of Amendment as a revision of the Articles of Incorporation of Comstock Coal Company, Inc.


                                    Article I

        The name of the Corporation is Comstock Coal Company, Inc.

                                   Article II

        The duration of the Corporation is perpetual.

                                   Article III

        The following amendments to the Articles of Incorporation were adopted by the Board of Directors whom also control majority shareholders constituting 60%.

        Article IV of the Articles of Incorporation of this Corporation is amended so that it will read in its entirety as follows:

        First:               Article IV shall be amended as follows, to-wit:

                                   Article IV

        The aggregate number of shares which this corporation shall have authority to issue is ONE HUNDRED MILLION (100,000,000) shares of par value stock with a par value of $0.001 per share. All stock of the Corporation shall be of the same class and shall have the same rights and preferences. Fully paid stock of this Corporation shall not be liable to any further call of assessment.

                                                       /S/ JAMES DOOLIN
                                                       James Doolin, President


STATE OF UTAH                )
                             :  ss
COUNTY OF SALT LAKE          )

        On the 3rd day of August, 1999, personally appeared before me, a Notary Public, James Doolin, who acknowledged that he is the President of the Corporation, and that he is authorized to and did execute the above instrument.


                                                          /S/ KATHLEEN MORRISON
                                                          NOTARY PUBLIC